UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 22)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq. Tracinda Corporation 150 South Rodeo Drive, Suite 250 Beverly Hills, CA 90212 (310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,379,770
	8.	Shared Voting Power
	9.	Sole Dispositive Power 9,379,770
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,379,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 28,870,167 shares of common stock issued and outstanding as of November 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,379,770
	8.	Shared Voting Power
	9.	Sole Dispositive Power 9,379,770
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,379,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 28,870,167 shares of common stock issued and outstanding as of November 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

This Amendment No. 22 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 9, 2008, September 3, 2008, November 7, 2008 , November 14, 2008, November 25, 2008, December 5, 2008, March 3, 2009, March 27, 2009, May 1, 2009, May 6, 2009, May 13, 2009, May 19, 2009, May 28, 2009, August 5, 2009, December 1, 2009, October 21, 2010, December 21,2010 and April 21, 2011, and as amended by those certain Schedule TO-C’s filed on October 31, 2008, and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of Delta Petroleum Corporation, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 22 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On February 2, 2012, Anthony Mandekic, Secretary/Treasurer of Tracinda, resigned as a director of the Company. As a result, the only designee of Tracinda on the Company’s Board of Directors is Daniel Taylor, as James Murren resigned as a director in November 2011. Tracinda does not intend to propose any other person to serve on the Company’s Board of Directors.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to Delta’s securities beneficially owned by each person or entity named in Item 2 of the Schedule 13D, as a result of the one-for-ten reverse stock split effectuated by the Company in July 2011. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	9,379,770	32.5%
Kirk Kerkorian	9,379,770	32.5%
Anthony L. Mandekic	13,352	*

(1)	Percentage calculated on the basis of 28,870,167 shares of common stock issued and outstanding as of November 1, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.
*	Less than 1%.

(c) , (d) & (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 15, 2012

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney, dated February13, 2008, previously filed as Exhibit 3 to the Schedule 13D filed on February 26, 2008.